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SECURI 03014168 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

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⋕ SO 3/6/03

SEC FILE NUMBER

8- 47498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2002__ AND ENDING __DECEMBER 31, 2002__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALMARC TRADING, LP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

2325-B RENAISSANCE DRIVE

(No. and Street)

LAS VEGAS   NV   89119

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JESSE GERSTEL   (561) 672-5100

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.

(Name – if individual, state last, first, middle, name)

2699 SO. BAYSHORE DRIVE   MIAMI   FL   33133

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED FEB 2 6 2003 WASH. D.C. 165

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___JESSE GERSTEL___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ALMARC TRADING, LP___, as of ___DECEMBER 31___, 20 _02_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___No exceptions.___

_____
Notary Public

_____
Signature

MANAGER
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

ALMARC TRADING, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002







KAUFMAN
ROSSIN&
CO. PROFESSIONAL
ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 6

INDEPENDENT AUDITORS' REPORT

To the Partners
Almarc Trading, LP
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Almarc Trading, LP as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Almarc Trading, LP as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 6, 2003

ALMARC TRADING, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH	$	14,082
SECURITIES OWNED, AT MARKET (NOTES 2 AND 5)		22,682,376
NOTES RECEIVABLE (NOTE 3)		666,341
INTEREST AND DIVIDENDS RECEIVABLE		2,549,672
PROPERTY AND EQUIPMENT		66,741
OTHER ASSETS		5,700
	$	25,984,912

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 5)	$	10,184,424
Security loans payable (Note 5)		9,372,072
Payable to broker (Note 2)		2,352,126
Interest payable (Note 5)		529,210
Accrued liabilities		17,000
Total liabilities		22,454,832
PARTNERS' CAPITAL		3,530,080
	$	25,984,912

See accompanying notes.

2

NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Almarc Trading, LP (the Partnership) is a broker-dealer of various types of equities, debt instruments, and option contracts. The broker-dealer acts in a principal capacity, buying and selling for its own account, engaging primarily in convertible and risk arbitrage trading strategis.

Government and Other Regulation

The Partnership's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Partnership is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Securities transactions are reported on a trade date basis, and securities owned or sold, but not yet purchased are valued at market. Securities for which quotations are not readily available are valued at fair market value as determined by the General Partner. The resulting difference between cost and market for all securities is included in operating results.

Cash

The Partnership may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation is computed using the straight-line method based upon an estimated useful life of five years.

Income Taxes

The Partnership is not subject to income taxes since the income or loss is includible in the tax returns of the partners.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Derivative Instruments

The following information is presented in compliance with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Partnership invests in equity-related derivative contracts (derivatives), primarily options. In the normal course of business, the Partnership enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Partnership's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Partnership.

Generally, the Partnership purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Partnership's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Partnership trades in only exchange traded derivatives.

Interest and Dividend Income Recognition

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned. Dividend income is recognized on the ex-dividend date.

NOTE 2.   RECEIVABLE FROM BROKER AND PAYABLE TO BROKER

Receivable from broker, when applicable, represents amounts due from the Partnership's clearing broker, Bear Stearns Securities Corp. (Bear Stearns). Amounts receivable from broker represent cash balances at Bear Stearns and amounts owed the Partnership for unsettled transactions.

NOTE 2. RECEIVABLE FROM BROKER AND PAYABLE TO BROKER (Continued)

Payable to broker, when applicable, represents amounts due to Bear Stearns and is collateralized by securities owned by the Partnership and securities awaiting receipt on uncompleted transactions. Interest is payable monthly at the prevailing variable rate, which was 2% at December 31, 2002. All amounts due are payable on demand, and $19,615 of interest was accrued at December 31, 2002.

NOTE 3. RELATED PARTY TRANSACTIONS

Notes Receivable

Notes receivable consisted of two unsecured notes receivable totaling $666,341 from two owners of the general and limited partners. Interest accrues at 2% and the notes are due on demand.

Management Agreement

The Partnership receives management and administrative services, including use of its office facility, from entities affiliated by virtue of common ownership. In this regard, the affiliates incur significant operating expenses and provides facilities and staff for the Partnership in consideration of a management fee.

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2002, the Partnership's "Net Capital" was $507,539, which exceeded requirements by $407,539, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.08 to 1.

NOTE 5.   RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Partnership's securities transactions, with the exception of the Strip detailed below, are provided by Bear Stearns, whose principal office is in New York City.

Securities Owned, at Market and Security Loans Payable

At December 31, 2002, securities owned consisted of the following United States issues:

U.S. Government Agency Bond Strip (Strip)	$ 9,981,000
Exchange listed equities	12,643,026
Other	58,350
	$ 22,682,376

The Strip was acquired in connection with the acceptance of a securities loan with Refco Securities, LLC, the lender and custodian. The Partnership is required to pay a loan fee computed daily on the loan, considered to be interest expense, computed daily on the collateral. During the year ended December 31, 2002, the Company had two Strip transactions, and at December 31, 2002, $509,595 of the interest is unpaid and included in interest payable in the accompanying statement of financial condition. The loan matures in February 2003 for $9,372,072. This loan maturity date corresponds to the maturity date of the underlying collateral.

Securities Sold, But Not Yet Purchased, at Market

At December 31, 2002, securities sold, not yet purchased consisted of the following:

Exchange listed equities	$ 10,166,044
Options	18,380
	$ 10,184,424

Subsequent market fluctuations may require the Partnership to purchase these securities at prices which differ from the above market values.



KAUFMAN
ROSSIN&
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

first union center / ste. 1310
200 east broward blvd.
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com